Form 6-K
No. (3)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of    November 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES
        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: November 13, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, November 13, 2006 Page 1 of 4

Notice of Extraordinary General Meeting of AB Electrolux
The shareholders of AB Electrolux are hereby invited to participate in the extraordinary general meeting of the shareholders on Tuesday, 12 December, 2006 at 5 p.m., at the Axel Wennergren hall, AB Electrolux, S:t Göransgatan 143, Stockholm, Sweden.
Attendance at the meeting
Shareholders who wish to participate in the general meeting must
- be recorded in the share register kept by VPC AB on Wednesday, 6 December, 2006; and
- give notice of intent to participate, thereby stating the number of assistants attending, to the Company no later than 4 p.m. on Thursday, 7 December, 2006. Notice of intent to participate can be given by letter to AB Electrolux, C-J, SE-105 45 Stockholm, Sweden, by telephone +46-8-738 64 10, by fax +46-8-738 63 35, or on the Internet on the Group home page, www.electrolux.com.
Notice should include the shareholder’s name, personal identification number or registration number, address and telephone number. The information submitted in the notice will be data processed and used only for the purpose of the extraordinary general meeting. Shareholders may vote by proxy, in which case a power of attorney should be submitted to the Company prior to the general meeting.
Shareholders, whose shares are registered in the name of a bank or other trustees, must have their shares registered temporarily in their own names in order to participate in the general meeting. In order for the registration to be entered in the share register on Wednesday, 6 December, 2006, shareholders should request that the trustee effects re-registration well in time before that date.
Agenda
1. Election of chairman of the meeting
2. Preparation and approval of the voting list
3. Approval of the agenda
4. Election of two minutes-checkers
5. Determination as to whether the meeting has been properly convened
6. Proposal for resolution on a redemption procedure, including
a) change of the articles of association
b) distribution of shares
c) reduction of the share capital by withdrawal of shares of series A and series B, respectively, and
d) increase of the share capital by way of a bonus issue
7. Closing of the meeting
Proposal for redemption of shares, including (A) a change of the articles of association, (B) a share split, (C) reduction of the share capital by redemption of series A shares respectively series B shares, and (D) an increase of the share capital by way of a bonus issue. (item 6)

In the light of the Group’s strong balance sheet, the board of directors of AB Electrolux (“the Company”) proposes that the extraordinary general meeting to be held on 12 December 2006 resolves on a mandatory redemption of shares, under which procedure each share will be divided into two shares (share split 2:1) each with a quotient value of SEK 2.50, of which one share is to be redeemed at SEK 20 and, as a result, in total approximately SEK 5,6 billion1 will be distributed to the shareholders. In addition, the board of directors proposes that a bonus issue be implemented by a transfer of SEK 772,300,770 from the Company’s non-restricted equity to the share capital.
A. Change of the articles of association
The board of directors proposes that the wording of the articles of association be changed, involving, principally
- that the permitted range of the share capital be reduced from a minimum of SEK 1,5 billion and a maximum of SEK 6 billion to a minimum of SEK 750 million and a maximum of SEK 3 billion (Section 4).
B. Share split
The board of directors proposes that the quotient value (the share capital divided by the number of shares) is changed by way of a so called share split, so that each share be divided into two shares (of the same series), one of which shall be named redemption share in the VPC system and be redeemed in the manner stated under Section C below. The record day at VPC AB (the Swedish Central Security Depository) for implementation of the share split is set to 5 January 2007. After implementation of the share split, the Company will have a total of 617,840,616 outstanding shares, of which 19,004,550 shares are series A shares and 598,836,066 shares are series B shares, each share with a quotient value of SEK 2.50.
C. Reduction of the share capital by redemption of series A shares and series B shares, respectively
The board of directors proposes that the extraordinary general meeting decides that the share capital be reduced by SEK 772,300,770 (the reduction amount) through redemption of 308,920,308 shares, of which 9,502,275 series A shares and 299,418,033 series B shares, each with a quotient value of SEK 2.50 after implementation of the share split. The shares that are to be redeemed are the shares which, after implementation of the share split in accordance with Section B above, are named redemption shares in the VPC system. The record day for the right to receive redemption shares shall be the same day as the record day of implementation of the share split in accordance with Section B above, that is 5 January 2007.
The purpose of the reduction of the share capital is repayment to the shareholders and, to the extent that the reduction of the share capital is made by redemption of shares held by the Company, for transfer to a fund to be used pursuant to a resolution adopted by the general meeting. For each redeemed share (irrespective of the series of shares) a redemption price of SEK 20 shall be paid in cash, of which SEK 17.50 exceeds the quotient value of the share. However, no payment shall be made in respect of redeemed shares held by the Company. Accordingly, the total redemption price is calculated to be SEK 5,636,430,9402. In addition to the reduction amount, a calculated amount of SEK 4,864,130,170 will be distributed, by use of the Company’s non-restricted equity. Payment for the redeemed shares shall be made as early as possible, however not later than ten banking days after the Swedish Companies Registration Office’s registration of all resolutions pursuant to
Sections A — D.
The Company’s share capital, after reduction in accordance with the above, amounts to SEK 772,300,770, divided into, in total, 308,920,308 shares, of which 9,502,275 shares of series A and 299,418,033 shares of series B, each share with a quotient value of SEK 2.50.

The resolution on reduction of the share capital by redemption of shares pursuant to this Section C may be implemented without obtaining the Swedish Companies Registration Office’s or a general court’s permission, since the Company at the same time makes a bonus issue pursuant to Section D below, as a measure with the object that neither the Company’s restricted shareholders’ equity, nor its share capital be reduced.
Provided that the extraordinary general meeting of shareholders resolves in accordance with the board of directors’ proposal above and in accordance with the board of directors’ proposal of a bonus issue pursuant to Section D below, a minimum of SEK 5.489.030.000 will remain of the non-restricted equity which is disposable pursuant to Chapter 17, Section 3 of the Swedish Companies Act.
D. Bonus Issue
The board of directors also proposes that the extraordinary general meeting resolves that the Company’s share capital be increased by SEK 772,300,770 by way of a bonus issue. The amount by which the share capital shall be increased shall be transferred to the share capital from the non-restricted equity. No new shares shall be issued in connection with the increase of the share capital.

After the increase described above, the Company’s share capital will amount to SEK 1,544,601,540 divided into, in total, 308,920,308 shares, of which 9,502,275 shares are series A shares and 299,418,033 series B shares, each with a quotient value of SEK 5.

Majority requirements
Resolutions adopted by the extraordinary general meeting pursuant to Sections A — D above shall be adopted as one single resolution. To be valid, the general meeting’s resolution must be supported by shareholders holding at least two thirds of both the votes cast and the shares represented at the meeting.

Finally, the board of directors proposes that the extraordinary general meeting resolves to authorise the Company’s CEO to make the small adjustments of the resolutions pursuant to Sections A — D above that may be required in connection with the registration of the resolutions by the Swedish Companies Registration Office or VPC AB.

Documents
The board of directors’ proposal in full in accordance with item 6 above and the board of directors’ statement pursuant to Chapter 20, Section 8 of the Swedish Companies Act, the board of directors’ statement pursuant to Chapter 12, Section 7, third paragraph and Chapter 20, Section 12, third paragraph of the Swedish Companies Act and the auditor’s statements pursuant to Chapter 12, Section 7, fourth paragraph and Chapter 20, Section 12, fourth paragraph and Chapter 20, Section 14 of the Swedish Companies Act will be available at the Company — AB Electrolux, C-J, 105 45 Stockholm, Sweden, on the Group’s website: www.electrolux.com — and sent to those shareholders who request this by stating their address, from 28 November, 2006. An information brochure with details of the redemption procedure will be prepared on account of the proposal. The information brochure will be available at the Company and at the Group’s website as from the point of time stated.

Stockholm in November 2006
AB Electrolux (publ)
THE BOARD OF DIRECTORS

1 This amount may increase or decrease depending on the number of shares held by the Company, which do not give a right to repayment. The distributed amount will be not more than SEK 6,178,406,160.
2 Calculated on the outstanding shares per 30 September 2006, at which time the Company held 27,098,761 treasury shares. In accordance with a resolution by the annual general meeting in April 2006, an additional number of 3,793,269 shares may be repurchased, which would reduce the total redemption price. The number of repurchased shares may decrease if employees redeem their options, which would increase the total redemption price. The total redemption price can amount to not more than SEK 6,178,406,160.
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/ir.